Exhibit 99.1

ELBIT IMAGING ANNOUNCES UPDATE REGARDING THE AGREEMENT TO SELL
ITS HOLDINGS IN THE PROJECT IN BANGALORE, INDIA

Tel Aviv, Israel, December 13, 2018, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, further to its press release dated March 22, 2018, regarding an agreement (the “Agreement”) signed by Elbit Plaza India Real Estate Holdings Limited (a subsidiary held by the Company (50%) and Plaza Centers N.V. (50%)) (“EPI”), for the sale of a 100% interest in a Special Purpose Vehicle which holds a site in Bangalore, India, to a local investor (the “Purchaser”) in consideration for approximately €43 million (the “Consideration”); that EPI and the Purchaser have agreed that out of the amount that was supposed to be paid by the Purchaser during the second half of 2018, approximately €1.2 million will be paid to EPI in installments not later than the end of January 2019 and that the Purchaser deposited checks with EPI to secure such payment.

The remainder of the consideration (approximately €33 million) will be paid by the Purchaser in unequal monthly installments until August 31, 2019 as determined in the Agreement.

As of the date hereof the Purchaser paid to EPI approximately €9 million on account of the Consideration.

The information detailed above, concerning the future consideration under the transaction to sell the site in Bangalore, India, is a forward-looking statement. Actual results may differ materially from those projected, expressed or implied in the forward-looking statement as a result of various factors including, without limitation, a change in market conditions, disputes with the purchaser, and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2017, under the caption “Risk Factors”. Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) land in India which is designated for sale (and which was initially designated for residential projects); and (iii) land in Eastern Europe which is designated for sale (and which was initially designated for development of commercial centers).

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com